Filed by Pixelworks, Inc. Pursuant to Rule 425

under the Securities Act of 1933.

In Addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Corporation: Pixelworks, Inc.,

Commission File No. 000-30269.

Filing Date: March 18, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they have entered into a merger agreement whereby Pixelworks is to acquire Genesis. The following was distributed by Pixelworks, Inc. to its employees on March 17, 2003:

[PIXELWORKS LOGO]

Genesis-Pixelworks Merger

Frequently Asked Questions

Why have Pixelworks and Genesis agreed to merge?

The proposed merger of Pixelworks and Genesis is a decisive step to create a technology leader in the rapidly growing advanced display market. As the market evolved, our companies began to complement each other in meaningful ways, including technology, markets, and customers.

Pixelworks excels as a systems company while Genesis excels at producing high volumes of chips cost effectively. Pixelworks strength in the projector market segment complements Genesis’ strength in the monitor segment. Both companies have complementary products, technologies and design solutions aimed at the emerging market for advanced TVs.

The combined companies will offer the most complete product portfolio of ICs for the advanced display market. The combined assets of the companies will provide critical R&D mass and global market reach. The new company will be better positioned to deliver value to the customer and compete effectively with large competitors in an intensely competitive market.

Will this transaction be accretive*?

This transaction is expected to be accretive to pro forma earnings per share commencing in the third quarter of this year based on achieving certain operating expense savings. The combined company has $298mm in annual revenues and a strong balance sheet with over $200 million in cash and no debt. This gives us the size and scope to more effectively compete in the increasingly competitive display IC market. Increased scale will provide the critical mass in R&D, manufacturing and distribution to bring new, more innovative products to market faster and on a global scale.

*	An accretive transaction is one that will increase the acquiring company’s EPS.

PIXELWORKS CONFIDENTIAL

FOR EMPLOYEE USE ONLY— NOT FOR DISTRIBUTION

Pixelworks-Genesis Merger Frequently Asked Questions

What are the cost synergies and how will they be achieved?

We, thus far, have identified quarterly operating expense savings of approximately $4 million, which we expect to realize beginning in the third quarter of this year. The cost efficiencies will result from:

•	Creating a focused product line that addresses every market with minimal overlap

•	Economies of scale that will allow us to deliver better technology at lower costs to our customers; and

•	Creating an organization that builds value for our shareholders

What is the expected impact on headcount?

There will be no immediate change. We do anticipate some personnel reductions across both organizations following the closing. The structure and size of the new company will be based on the alignment of our business objectives and needs of our customers with the talents of our employees. At this time, we do not have a number or percentage impact on headcount determined. The Integration Team will be working on the consolidation issues, and these specifics will be determined at a later date.

Where will the corporate headquarters be located?

The new company will be an Oregon corporation with its headquarters in Silicon Valley at the Genesis facility in Alviso, California. There will continue to be design centers, operations facilities, administrative offices and customer support offices throughout the world.

How will the combined company approach the monitor market?

Pixelworks expertise and innovations in multimedia monitors, SmartPanels and TCON technologies complement Genesis’ market leading products and track record as the volume producer for monitor ICs. Together we will continue to create innovative and cost-efficient technologies and products for this critical market segment.

PIXELWORKS CONFIDENTIAL

For Employee Use Only — Not For Distribution

Pixelworks-Genesis Merger Frequently Asked Questions

What will happen in the next 3-5 months until the transaction closes?

This is a delicate period with dynamics that are seemingly at odds. On the one hand we will be planning for the efficient creation of a new combined company. An integration team will be created consisting of senior managers from both companies. This team will help define the new company’s structure.

On the other hand, it will be business as usual. During the period between announcement and close, there are regulatory and shareholder approvals that are required to complete the merger. We are competitors until the merger is completed. Confidentiality is critical. Genesis is still a separate company and currently our competitor; please treat them as such until the deal closes. Contact, if outside the ordinary course of day-to-day business, should not occur without first discussing it with a VP. Contact your VP if you are contacted by a Genesis employee.

We will continue to operate our business, working on our projects and supporting our customers as we have always done. You should continue with your work as planned.

Do you expect employees or functions to relocate?

We expect very few employee relocations. Genesis and Pixelworks have their major design centers in North America, including Oregon, California, and Toronto, which we expect will continue. It is likely that we will consolidate offices based on lease negotiations and capacity requirements where co-locations exist. Field office space will likely be consolidated over time.

What will the new organization look like?

The only specifics are the senior management team announced in the news release. We will work to integrate the two companies organizationally while having geographically dispersed development teams, customer support, sales, operations and administration.

PIXELWORKS CONFIDENTIAL

For Employee Use Only — Not For Distribution

Pixelworks-Genesis Merger Frequently Asked Questions

What will happen to employee stock and options?

Following the close of the merger deal, each share of Pixelworks stock will be converted into a share of the new stock on a one-for-one basis. This is true of stock options as well. Each stock option grant will be converted into the new stock on a one-for-one basis, and the terms for the stock option grant will not be altered. The stock option grants will maintain the same strike price as when originally granted as well as continue on the same vesting schedule.

During the closing period, employees will continue to be able to exercise and trade company stock under normal policies and procedures.

After the merger is complete will we continue work on current development projects?

A key objective of the integration team will be to develop a unified roadmap that maximizes the efficient use of the merged company’s resources and technologies in a way that provides shareholder value and customer satisfaction.

Project status has not been determined. The Integration Team will be evaluating every project during the closing period. Please continue on projects as planned unless your manager instructs you otherwise. Assume that each project’s success is as critical today as it was yesterday.

What will we do at Computex?

Since it is not likely that the merger will be closed by that time, Genesis and Pixelworks will each attend Computex and conduct business as separate companies, including having separate booths.

What do we say to customers?

We are committed to supporting customers during the transition. We will continue to deliver all Pixelworks products in mass production and support our customers’ designs in production. We have developed a comprehensive plan for communicating directly with our customers regarding the merger. Employees actively engaged with customers will be given detailed training on communicating with customers.

PIXELWORKS CONFIDENTIAL

For Employee Use Only — Not For Distribution

Pixelworks-Genesis Merger Frequently Asked Questions

Do you expect that you will consolidate product lines?

We will continue to build, ship and support all products currently in mass production and our customer designs that are in development.

The Integration Team will be evaluating the complete technology portfolios of Genesis and Pixelworks. Many factors will be assessed including performance, manufacturing cost, and market requirements so that Genesis-Pixelworks has the broadest product line serving the advanced display industry.

Is Genesis-Pixelworks the formal name of the new company?

For the time being, yes. We will roll-out a new corporate identity once the merger has closed.

PIXELWORKS CONFIDENTIAL

For Employee Use Only — Not For Distribution